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                                                                  EXHIBIT (a)(9)

MOORE COMMENCES TENDER OFFER FOR PEAK AT $18 PER SHARE


TORONTO,ON (April 29, 1997)--Moore Corporation Limited today commenced the tender offer announced on April 23, 1997 for Peak Technologies Group Inc. at U.S.$18.00 per share in cash through its indirect wholly owned subsidiary, Kirkwood Acquisition Corp. As previously announced, any shares not purchased in the tender offer will be acquired by Moore in a subsequent merger at the same $18.00 cash price.

The Board of Directors of Peak has approved the offer and the merger and determined that the terms of the offer and the merger are fair and in the best interests of the stockholders of Peak, and recommends that stockholders of Peak accept the offer and tender their shares. The offer is conditioned upon, among other things, there being tendered and not withdrawn a number of Peak shares which is not less than a majority of the shares outstanding on a fully diluted basis and expiration of governmental waiting periods relating to acquisitions.

The offer and withdrawal rights will expire at 12:00 midnight EST, on May 27, 1997, unless the offer is extended.

Lazard Freres & Co. LLC. is serving as dealer manager in connection with the tender offer. MacKenzie Partners, Inc. will act as information agent in connection with the tender offer.



Moore Corporation Limited (TSE, ME, NYSE:MCL) is the leading global partner helping companies communicate through print and digital technologies. As the leading supplier of document formatted information, Moore designs, manufactures and delivers business communications products, services and solutions to customers. Founded in 1882, Moore has approximately 19,000 employees and over 100 manufacturing facilities serving customers in 47 countries. Sales in 1996 were US $2.5 billion. The Moore Internet address is http://www.moore.com.